FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

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http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf

Operational risk

Overview and objectives

Operational risk is defined as 'the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk'.

Basel II includes a capital requirement for operational risk, utilising three levels of sophistication as described in Appendix II on page 98. We have historically adopted, and currently use, the standardised approach in determining our operational risk capital requirements. We are in the process of developing and implementing an AMA. The table below sets out an analysis of our operational risk capital requirement by region and global business.

Table 46: Operational risk
	At 31 December 2013		At 31 December 2012
	Capital required	RWAs	Capital required	RWAs
	US$bn	US$bn	US$bn	US$bn
By Region
Europe ...............................................................................	2.8	35.1	2.7	34.3
Hong Kong ........................................................................	1.3	16.8	1.2	15.4
Rest of Asia-Pacific ...........................................................	2.2	27.3	2.1	26.1
MENA ...............................................................................	0.5	6.0	0.5	5.9
North America ...................................................................	1.4	17.2	1.9	23.7
Latin America ....................................................................	1.3	16.8	1.4	16.9

	9.5	119.2	9.8	122.3

By Global Business
Retail Banking and Wealth Management ............................	3.1	38.8	3.6	44.7
Commercial Banking ..........................................................	2.6	32.9	2.5	31.4
Global Banking and Markets ...............................................	3.5	43.3	3.3	41.4
Global Private Banking ......................................................	0.3	3.9	0.3	4.1
Other .................................................................................	-	0.3	0.1	0.7

	9.5	119.2	9.8	122.3

Operational risk is relevant to every aspect of our business, and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses arising from breaches of regulation and law, unauthorised activities, error, omission, inefficiency, fraud, systems failure or external events all fall within the definition of operational risk.
We have historically experienced operational risk losses in the following major categories:
· fraudulent and other external criminal activities;
· breakdowns in processes/procedures due to human error, misjudgement or malice;
· terrorist attacks;
· system failure or non-availability; and
· in certain parts of the world, vulnerability to natural disasters.
During 2013, our top and emerging risk profile continued to be dominated by compliance and legal risks as referred to in the 'Top and emerging risks' section and Note 43 on the Financial Statements on pages 37 and 554, respectively, of the Annual Report and Accounts 2013.A number of material losses were realised in 2013, which related largely to events that occurred in previous years. However, the level of materiality is lower than seen in 2012. These events included the possible historical mis-selling of payment protection insurance ('PPI') and interest rate protection products in the UK (see Note 31 on page 526 of the Annual Report and Accounts 2013). In line with our ambition to be the world's leading international bank, we have committed to adopt and adhere to industry-leading compliance standards across the Group. One of the ways to achieve this is to ensure that we put in place a robust compliance risk management infrastructure. For further details relating to the mitigating actions being taken, please refer to the Compliance Risk section on page 247 of the Annual Report and Accounts 2013.

 We recognise that operational risk losses can be incurred for a wide variety of reasons, including rare but extreme events.

 The objective of our operational risk management is to manage and control operational risk in a cost-effective manner and within our risk appetite, as defined by GMB.

Organisation and responsibilities

Responsibility for minimising operational risk management lies primarily with HSBC's management and staff. Each regional, global business, country, business unit and functional head is required to maintain oversight over operational risk and internal control, covering all businesses and operational activities for which they are responsible.

The Group Operational Risk function and the Operational Risk Management Framework ('ORMF') assist business management in discharging their responsibilities.

The ORMF defines minimum standards and processes, and the governance structure for operational risk and internal control across the Group. To implement the ORMF a 'Three lines of defence' model is used for the management of risk. The first line of defence is every employee at HSBC, the second consists of the Global Functions and the third is Internal Audit.

More details on the 'Three lines of defence' model and our ORMF may be found on page 244 of the Annual Report and Accounts 2013.

The Global Operational Risk and Control Committee, which reports to RMM, meets at least quarterly to discuss key risk issues and review the effective implementation of the ORMF.

Operational risk is organised as a specific risk discipline within Global Risk. The Group Operational Risk function reports to the GCRO and supports the Global Operational Risk and Control Committee. It is responsible for establishing and maintaining the ORMF, monitoring the level of operational losses and the effectiveness of the control environment. It is also responsible for operational risk reporting at Group level, including preparation of reports for consideration by RMM and GRC.

Measurement and monitoring

We have codified our ORMF in a high level standard, supplemented by detailed policies. These policies explain our approach to identifying, assessing, monitoring and controlling operational risk and give guidance on mitigating actions to be taken when weaknesses are identified.

In 2013, we continued to enhance our ORMF policies and procedures, and undertook various activities, such as a global training programme, to further embed the use of the framework in the management of the business. Articulation of risk appetite for material operational risks helps the business to understand the level of risk our organisation is willing to take. Monitoring operational risk exposure against risk appetite on a regular basis, and setting out our risk acceptance process, drives risk awareness in a more forward-looking manner. It assists management in determining whether further action is required.

In addition, an enhanced Risk Scenario Analysis process is being implemented across material legal entities to improve the quantification and management of material risks. This provides a top down, forward-looking view of risks to help determine whether they are being effectively managed within our risk appetite or whether further management action is required.

Furthermore, it is our medium-term aim to move to the advanced measurement approach for our operational risk capital requirement calculation.

In each of our subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and  nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The ORMF helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

Operational risk and control assessment approach

Operational risk and control assessments are performed by individual business units and functions. The risk and control assessment process is designed to provide business areas and functions with a forward-looking view of operational risks, an assessment of the effectiveness of controls, and a tracking mechanism for action plans so that they can proactively manage operational risks within acceptable levels. Risk and control assessments are reviewed and updated at least annually.

Appropriate means of mitigation and controls are considered. These include:
· making specific changes to strengthen the internal control environment;
· investigating whether cost-effective insurance cover is available to mitigate the risk; and
· other means of protecting us from loss.

Recording

We use a centralised database to record the results of our operational risk management process. Operational risk and control assessments, as described above, are input and maintained by business units. Business management and Business Risk and Control Managers monitor and follow up the progress of documented action plans.

Operational risk loss reporting
To ensure that operational risk losses are consistently reported and monitored at Group level, all Group companies are required to report individual losses when the net loss is expected to exceed US$10,000 and to aggregate all other operational risk losses under US$10,000. Losses are entered into the Operational Risk IT system and are reported to the Group Operational Risk function on a quarterly basis.

Other risks

Pension risk
Pension risk arises from the potential for a deficit in a defined benefit plan to arise from a number of factors, including:

·     investments delivering a return below that required to provide the projected plan benefits. This could arise, for example, when there is a fall in the market value of equities, or when increases in long-term interest rates cause a fall in the value of fixed income securities held;

· the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);
· a change in either interest rates or inflation which causes an increase in the value of the scheme liabilities; and
· scheme members living longer than expected (known as longevity risk).

Pension risk is assessed by way of an economic capital model that takes into account potential variations in these factors, using VaR methodology.
We operate a number of pension plans throughout the world. Some of them are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme. In order to fund the benefits associated with these plans, spon soring Group companies (and in some instances, employees) make regular contributions in accordance with advice from actuaries and in consultation with the scheme's trustees (where relevant). In situations where a funding deficit emerges, sponsoring Group companies agree to make additional contributions to the plans, to address the deficit over an appropriate repayment period.

The defined benefit plans invest these contributions in a range of investments designed to meet their long-term liabilities.

Non-trading book interest rate risk

Non-trading book interest rate risk, as defined on page 99, arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes.

Asset, Liability & Capital Management ('ALCM') is responsible for measuring and controlling non-trading interest rate risk under the supervision of the RMM. Its primary responsibilities are:

· to define the rules governing the transfer of interest rate risk from the commercial bank to Balance Sheet Management ('BSM');
· to ensure that all market interest rate risk that can be hedged is effectively transferred from the global businesses to BSM; and
· to define the rules and metrics for monitoring the residual interest rate risk in the global businesses.

The different types of non-trading interest rate risk and the controls which the Group uses to quantify and limit its exposure to these risks can be categorised as follows:

· risk which is transferred to BSM and managed by BSM within a defined risk mandate;
·     risk which remains outside BSM because it cannot be hedged or which arises due to our behaviouralised transfer pricing assumptions. This risk will be captured by our net interest income or Economic Value of Equity ('EVE')
      sensitivity, and corresponding limits are part of our global and regional risk appetite statements for non-trading interest rate risk. A typical example would be margin compression created by unusually low rates in key currencies;

·     basis risk which is transferred to BSM when it can be hedged. Any residual basis risk remaining in the global businesses is reported to ALCO. A typical example would be a managed rate savings product transfer-priced using a
      Libor-based interest rate curve; and

·     model risks which cannot be captured by net interest income or EVE sensitivity, but are controlled by our stress testing framework. A typical example would be prepayment risk on residential mortgages or pipeline risk.

Details of the Group's monitoring of the sensitivity of projected net interest income under varying interest rate scenarios may be found on page 240 of the Annual Report and Accounts 2013.

Non-trading book exposures in equities

Our non-trading equities exposures are reviewed by RMM at least annually. At 31 December 2013, on a regulatory consolidation basis, we had equity investments in the non-trading book of US$9.1bn (2012: US$14.0bn). These consist of investments held for the purposes shown in table 47.

Table 47: Non-trading book equity investments
	At 31 December 2013			At 31 December 2012
	Available	Designated		Available	Designated
	for sale	at fair value	Total	for sale	at fair value	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

Strategic investments ..............	5.2	0.1	5.3	10.0	0.1	10.1
Private equity investments ......	2.7	0.1	2.8	2.9	0.1	3.0
Business facilitation1 ...............	1.2	-	1.2	1.1	-	1.1

	9.1	0.2	9.3	14.0	0.2	14.2

1 Includes holdings in government-sponsored enterprises and local stock exchanges.

We make investments in private equity primarily through managed funds that are subject to limits on the amount of investment. We risk assess potential new commitments to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole, and perform regular reviews to substantiate the valuation of the investments within the portfolio.

At 31 December 2013, the AFS strategic investments include the listed investment in Industrial Bank Co., Limited of US$3.5bn. This was treated as an associate of HSBC until they completed a private placement of additional share capital to a number of third parties in January 2013, which diluted the Group's equity holding. At 31 December 2012, the AFS strategic investments included the investment in Ping An of US$8.2bn. This was classified as 'held for sale' and measured at fair value in accordance with the measurement rules for AFS securities for accounting purposes.

Exchange traded investments amounted to US$4.0bn (2012: US$8.7bn), with the remainder being unlisted. These investments are held at fair value in line with market prices.

On a regulatory consolidation basis, the net gain from disposal of equity securities amounted to US$0.5bn (2012: US$0.8bn), while impairment of AFS equities amounted to US$0.2bn (2012: US$0.4bn). Unrealised gains on AFS equities included in tier 2 capital equated to US$1.6bn (2012: US$2.1bn).

Details of our accounting policy for AFS equity investments and the valuation of financial instruments may be found on pages 439 and 433, respectively, of the
Annual Report and Accounts 2013.
A detailed description of the valuation techniques applied to private equity may be found on page 487 of the
Annual Report and Accounts 2013.

Remuneration

The following tables show the remuneration awards made by HSBC in respect of 2013, and subsequent paragraphs provide information on decision-making policies for remuneration and links between pay and performance. These disclosures reflect the requirements of the Financial Conduct Authority's Prudential Sourcebook for Banks.

Table 48: Aggregate remuneration expenditure
	Global business aligned
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Non-global business aligned	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Aggregate remuneration expenditure (Code Staff) 1,2
2013 ............................................	39.7	14.6	309.0	44.9	171.2	579.4
2012 ...............................................	41.8	21.0	293.1	32.2	141.0	529.1

1 Code Staff is defined in the Glossary.

2 Includes salary and incentives awarded in respect of performance in the years 2012 and 2013 (including deferred component) and any pension or benefits outside of policy.

Table 49: Remuneration - fixed and variable amounts - Groupwide
	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Number of Code Staff ...................................	66	264	330	50	264	314

	US$m	US$m	US$m	US$m	US$m	US$m
Fixed
Cash based ....................................................	52.6	101.1	153.7	43.5	101.2	144.7

Total fixed ...................................................	52.6	101.1	153.7	43.5	101.2	144.7

Variable1
Cash .............................................................	19.0	60.1	79.1	15.1	60.2	75.3
Non-deferred shares2 ....................................	18.9	56.5	75.4	14.6	57.0	71.6
Deferred cash ...............................................	26.6	79.3	105.9	20.9	80.4	101.3
Deferred shares .............................................	72.4	92.8	165.2	53.7	82.4	136.1

Total variable pay ........................................	136.9	288.7	425.6	104.3	280.0	384.3

1 Variable pay awarded in respect of performance in the years 2012 and 2013.

2 Vested shares, subject to a six-month retention period.

Table 50: Remuneration - fixed and variable amounts - UK based

	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Number of Code Staff ....................................	35	157	192	23	168	191

	US$m	US$m	US$m	US$m	US$m	US$m

Total fixed ....................................................	30.4	53.7	84.1	23.5	57.2	80.7

Total variable pay1 ........................................	86.0	120.3	206.3	58.7	123.9	182.6

1 Variable pay awarded in respect of performance in the years 2012 and 2013.

Table 51: Deferred remuneration1
	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Deferred remuneration at 31 December
Outstanding, unvested2 ...................................	213.4	331.7	545.1	199.8	402.0	601.8
Awarded during the year3 ...............................	87.0	159.6	246.6	98.0	173.4	271.4
Paid out4 ........................................................	110.7	269.9	380.6	155.2	393.6	548.8
Reduced through malus ...................................	0.4	-	0.4	0.7	-	0.7

1 This table provides details of actions taken during the performance years 2012 and 2013. For details of variable pay awards granted for the performance years 2012 and 2013, please refer to tables 49 and 50.

2 Value of deferred cash and shares unvested at 31 December 2012 and 31 December 2013.

3 Value of deferred cash and shares awarded during 2012 and 2013 with share price taken at 31 December of the respective year.

4 Value of vested shares and cash during 2012 and 2013. Share price taken at day of vesting.

Table 52: Sign-on and severance payments
	2013			2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

Sign-on payments
Made during year (US$m) .............................	-	3.7	3.7	3.0	-	3.0
Number of beneficiaries ................................	-	3	3	1	-	1

Severance payments
Made during year (US$m) .............................	1.1	1.6	2.7	-	2.1	2.1
Number of beneficiaries ................................	3	5	8	-	2	2
Highest such award to single person (US$m) .	0.6	0.6		-	2.0	2.0

Table 53: Code staff remuneration by band1
	Number of Code Staff 2013			Number of Code Staff 2012
	Senior manage- ment	Code Staff (non-senior manage- ment)	Total	Senior manage- ment	Code Staff (non-senior manage- ment)	Total

€0 - €1,000,000 ...........................................	11	139	150	6	145	151
€1,000,001 - €1,500,000 .............................	19	44	63	16	40	56
€1,500,001 - €2,000,000 .............................	9	33	42	6	27	33
€2,000,001 - €2,500,000 .............................	6	19	25	3	18	21
€2,500,001 - €3,000,000 .............................	7	16	23	8	19	27
€3,000,001 - €3,500,000 .............................	4	10	14	4	9	13
€3,500,001 - €4,000,000 .............................	2	1	3	1	3	4
€4,000,001 - €4,500,000 .............................	3	1	4	3	2	5
€4,500,001 - €5,000,000 .............................	3	-	3	1	-	1
€5,000,001 - €6,000,000 .............................	-	1	1	-	1	1
€6,000,001 - €7,000,000 .............................	-	-	-	-	-	-
€7,000,001 - €8,000,000 .............................	1	-	1	1	-	1
€8,000,001 - €9,000,000 .............................	1	-	1	1	-	1

1 Table prepared in euros in accordance with Article 450 of the Regulation under CRD IV, at an exchange rate to the US dollar of US$1: euro € 0.753095.

HSBC Group Remuneration Committee

Role

Within the authority delegated by the Board, the Group Remuneration Committee ('the Committee') is responsible for approving the Group's remuneration policy. The Committee also determines the remuneration of executive Directors, senior employees, employees in positions of significant influence and employees whose activities have or could have an impact on our risk profile and, in doing so, takes into account the pay and conditions across the Group. No Directors are involved in deciding their own remuneration.

Membership
The members of the Group Remuneration Committee during 2013 were Sir Simon Robertson (Chairman, appointed 24 May 2013), John Thornton (retired as a director on 24 May 2013), John Coombe, Renato Fassbind (appointed 1 March 2013) and Sam Laidlaw.
There were 12 meetings of the Committee during 2013.

Advisers
In 2013, the Committee decided not to use external advisers, and in future will only seek external support on remuneration policy as and when necessary.

During the year, the Group Chief Executive provided regular briefings to the Committee and the Committee received advice from the Group Managing Director, Group Head of Human Resources and Corporate Sustainability, Ann Almeida, the Head of Group Performance and Reward, Alexander Lowen, (and his predecessor Tristram Roberts), the Group Chief Risk Officer, Marc Moses, and the Global Head of Financial Crime Compliance and Group Money Laundering Reporting Officer, Robert Werner, all of whom provided advice as part of their executive role as employees of HSBC. The Committee also received advice and feedback from the Group Risk Committee on risk and compliance-related matters relevant to remuneration and the alignment of remuneration with risk appetite.

HSBC reward strategy

The quality and long-term commitment of all of our employees is fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with the Group, and who will perform their role in the long-term interests of the shareholders.
HSBC's reward package comprises four key elements:

1. fixed pay;
2. benefits;
3. annual incentive; and
4. the Group Performance Share Plan ('GPSP')

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and aligns employees' remuneration with our risk framework and risk outcomes. For our most senior employees the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being 'open, connected and dependable' and acting with 'courageous integrity'. Altogether, performance is therefore judged not only on what is achieved over the short and long term but also importantly on how it is achieved, as we believe the latter contributes to the long-term sustainability of the business.

Group variable pay pool determination
The Committee considers many factors in determining the Group's variable pay pool funding.

Performance and Risk Appetite Statement

The variable pay pool takes into account the performance of the Group considered within the context of our Risk Appetite Statement. This ensures that the variable pay pool is shaped by risk considerations and any Group-wide notable events. The Risk Appetite Statement describes and measures the amount and types of risk that HSBC is prepared to take in executing its strategy. It shapes the integrated approach to business, risk and capital management and supports achievement of the Group's objectives. The Group Chief Risk Officer regularly updates the Committee on the Group's performance against the Risk Appetite Statement.

The Committee uses these updates when considering remuneration to ensure that return, risk and remuneration are aligned.

Counter-cyclical funding methodology
We use a counter-cyclical funding methodology which is categorised by both a floor and a ceiling and the payout ratio reduces as performance increases to avoid pro-cyclicality risk. The floor recognises that competitive protection is typically required irrespective of performance levels. The ceiling recognises that at higher levels of performance it is possible to limit reward as it is not necessary to continue to increase the variable pay pool and thereby limit the risk of inappropriate behaviour to drive financial performance.

Commerciality and affordability
Finally, the commercial requirements to remain competitive in the market and overall affordability are considered. Both the Annual Incentive and GPSP are funded from a single annual variable pay pool from which individual awards are considered. Funding of the Group's annual variable pay pool is determined in the context of Group profitability, capital strength, and shareholder returns. This approach ensures that performance related awards for any global business, global function, geographical regions and level of staff are considered in a holistic fashion.
Distribution of profits
In addition, our funding methodology considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate.

On a pro forma basis, attributable post-tax profits for 2013 (excluding movements in the fair value of own debt and before pay distributions) were allocated in the proportions shown in the chart below (retained earnings / capital: 53%, dividends: 35% and variable pay: 12%).
2013 pro forma post-tax profits allocation

1 Inclusive of dividends to holders of other equity instruments and net of scrip issuance. Dividends per ordinary share declared in respect of 2013 were US$0.49, an increase of 9% compared with 2012.

2 Total variable pay pool for 2013 net of tax and portion to be delivered by the award of HSBC Shares.

Governance
All variable pay and incentive schemes are required to adhere to a set of policy principles and approval standards (as defined in the Global Standards Manual), which require the approval of the Finance, Risk, Legal, and HR functions. The Finance function validates the achievement of relevant financial metrics (e.g. the definition of profitability from which incentive funding is derived). The performance and hence remuneration of control function staff is assessed according to a performance scorecard of objectives specific to the functional role they undertake which is independent of the businesses they oversee. Remuneration is carefully benchmarked against the market and internally to ensure that it is set at an appropriate level.

In considering individual awards, a comparison of the pay and employment conditions of our employees, Directors and senior executives is considered by the Committee.
Adjustments, malus and clawback
In order solely to reward genuine performance, individual awards are made on the basis of a risk-adjusted view of both financial and non-financial performance. In light of this, the Committee has discretion to reduce an employee's current year variable pay to reflect detrimental conduct or involvement in Group-wide notable events.

Further, the Committee can, in appropriate circumstances, reduce or cancel all or part of any unvested awards under the applicable malus provision. Appropriate circumstances include (but are not limited to) conduct detrimental to the business; past performance being materially worse than originally understood; restatement, correction or amendment of any financial statements; or improper or inadequate risk management.

The Committee can also suspend the vesting of unvested deferred awards granted in prior years where the awards are scheduled to vest before the outcome of a review of a Group-wide notable event is known.

Since 2013, following advice from Freshfields Bruckhaus Deringer, the Committee's legal adviser on the malus framework, the Committee has implemented a formal policy, with supporting procedures, which will be continuously updated.
The Committee may also determine to introduce and operate clawback, in appropriate circumstances and subject to compliance with applicable local laws and regulations, in respect of incentive awards (whether paid in cash or shares) that have vested and been paid out.

Risk

Risk (including in particular, compliance) is a critical part of the assessment process in determining the performance of senior executives and risk-takers (defined as HSBC Code Staff, which includes executive Directors) and in ensuring that their individual remuneration has been appropriately assessed with regard to risk.

The Global Risk function carry out annual reviews for HSBC Code Staff, which determine whether there are any instances of non-compliance with Risk procedures and expected behaviour. Instances of non-compliance are escalated to senior management and the Committee for consideration in variable pay decisions. Consideration is given to whether adjustments, malus and/or clawback should apply and in certain circumstances, whether employment should be continued.

Group-wide thematic reviews of risk are also carried out to determine if there are any transgressions which could affect the amount of current year variable pay or any instances where malus of previously awarded variable pay is required.

Code Staff criteria

The following groups of staff have been identified as meeting the PRA's criteria for Code Staff:
· Senior Management whose roles are judged as falling within the PRA Code Staff definition (including executive board Directors, Group Managing Directors and Group General Managers);
· Staff performing a Significant Influence Function within HSBC Bank plc (including non-executive Directors ('NEDs');
·     Executive, Management and Operating Committee members (excluding specific roles that do not have a significant risk impact) of GPB, GB&M, Global Banking, Global Markets (including regional committees), CMB and RBWM.

· High earners who have a material impact on the risk profile of the Group.

The categories above cover all senior level management across the Group as well as those responsible for the operational management of the GB&M businesses and GPB. All heads of major GB&M businesses are included as well as the heads of all significant Global Markets products.

Structure of remuneration
Eligibility
Description	Purpose and relevant features	Senior Management	Other Code Staff excluding NEDs	NEDs
Fixed Pay
·
     Fixed pay reflects the individual's role, experience and responsibility. Changes are made within the context of local    requirements and market practice.
·
     Base salaries are benchmarked on an annual basis against relevant comparator groups as disclosed in the Directors' Remuneration Report on page 388 of the
Annual Report and Accounts 2013
.
		X	X
Fees
·
     The fee levels payable reflect the time commitment and responsibilities required of a non-executive Director of HSBC Holdings plc.
·
     Fees are determined by benchmark against other UK companies and banks in the FTSE 30, and with reference to the fees paid by other non-UK international banks.
X
Variable Pay
Annual Incentive
·
     Drives and rewards performance against annual financial and non-financial measures and adherence to HSBC Values which are consistent with the medium to long-term strategy and aligns to shareholder interests. Deferral structure provides retention value and the ability to apply malus.
·
     Maximum award can be three times fixed pay for executive Directors.
·
     40% to 60% of the annual incentive is deferred over a period of three years, in line with the PRA requirements. 50% of both the deferred and non-deferred components will be in the form of restricted shares with the remaining 50% in cash. Vesting of deferred awards, both cash and shares, will be annually over a three-year period with 33% vesting on the first anniversary of grant, 33% on the second anniversary and 34% on the third anniversary. Deferred and non-deferred share awards (net of shares sold to cover any income tax and social security)
     will be subject to a six-month retention period following vesting. Any Code Staff employee with total remuneration of no   more than £500,000 (or local currency equivalent) and variable pay which is no more than 33% of total remuneration will not be subject to the Code Staff deferral policy but will be subject to the Group minimum deferral policy. During the vesting period, the Committee has the power to apply malus to part or all of the award.
·
     The award is non-pensionable.
		X	X
GPSP
·
     To incentivise sustainable long-term performance through the use of pre-grant performance measures and aligns with  shareholder interests by requiring shares to be held for the duration of employment. Five-year vesting period provides retention value and the ability to apply malus.
·
     Maximum award can be six times fixed pay.
·
     Award levels are determined by considering performance up to the end of the financial year against enduring performance measures set out in the long-term performance scorecard.
·
     The award is subject to a five-year vesting period during which the Committee has the authority to apply malus to part or all of the award.
·
      On vesting the shares (net of shares sold to cover any income tax and social security) must be retained for the duration of   the participant's employment.
·
     The award is non-pensionable.
X

Group Performance Share Plan
Performance measurement/assessment

Awards to be granted in 2014 in respect of 2013 were assessed against the 2013 long-term scorecard detailed below:
Table 54: 2013 GPSP scorecard and performance outcome
Measure	Weighting	Long-term target range	Actual 2013 performance	Assessment	Outcome

Return on equity (%)1 ..................	15%	12-15	9.8	0%	0%
Cost efficiency ratio (%)1 ............	15%	48-52	58.5	0%	0%
Capital strength (%)2 ...................	15%	>10	13.6	100%	15%
Progressive dividend payout (%)...	15%	40-60	57.1	100%	15%

Financial ......................................	60%				30%

Strategy execution .......................	20%	Judgement	n/a	80%	16%
Compliance and reputation ..........	10%	Judgement	n/a	50%	5%
Brand equity3 ...............................	5%	Top 3 rating and improved US$ value	n/a	100%	5%
People .........................................	5%	Judgement	n/a	80%	4%

Non-financial ..............................	40%				30%

Total performance outcome ........	100%				60%

1 Return on equity and cost efficiency ratio excludes from the return the impact of fair value movements on own debt designated at fair value resulting from changes in credit spreads.

2 Capital strength is defined as core tier 1 capital.

3 Based on results from The Brand Finance ® Banking 500 2014 survey.

The performance assessment under the 2013 long-term scorecard took into account achievements under both financial and non-financial objectives both of which were set within the context of the risk appetite and strategic direction agreed by the Board.

Notwithstanding the detail or extent of performance delivery against the objectives, an individual's eligibility for a GPSP award requires confirmation of adherence to HSBC Values which acts in effect as a gating mechanism to GPSP participation.

 Financial (60% weighting - achieved 30%)

The opportunity of 60% was equally split in 2013 between capital strength, progressive dividend payout, return on equity and cost efficiency ratio.

While the annual assessment also looked at achievement of the same performance elements in 2013, consideration under the long-term plan looked at the sustainability of short-term performance and reflected on whether to recognise progress made towards stated targets where these had not been met in the current year.

The Committee considered favourably the strengthened capital position shown both by the improvement in the year-end core tier 1 ratio as well as the increase in the estimated end-point position under CRD IV. Having reviewed these factors the Committee awarded the full opportunity (15%).

The Committee noted favourably the projected capacity to maintain a progressive dividend policy which was underpinned by the Group's strong capital position, its distributable reserves, its cash position and its planning assumptions around future performance. The Committee also reflected upon independent research which included forecasts of dividend paying capacity and discussed with management regulatory interactions around the Group's capital position. Having considered these factors, it awarded the full opportunity (15%).

Noting that the Group has not yet reached its target return on equity of 12-15%, the Committee deliberated whether to recognise in the GPSP the cumulative progress that has been made in restructuring and reshaping the Group and the achievement of sustainable cost savings ahead of target. The Committee further considered the on-going redeployment of capital from under-performing and exit portfolios to targeted areas of investment which will enhance future returns. There was also debate around the extent to which account should be taken at this stage of the more sustainable revenue streams that are projected to arise through enhanced controls around compliance and financial crime risk. The Committee concluded that while good progress had been made there was still a great deal to do to embed the improvements underway. The Committee also took into account that shareholders still faced continuing uncertainties from an incomplete regulatory reform agenda, from contingent legal risks from on-going matters of note and from continuing significant customer redress costs. As a consequence, the Committee decided not to make any award under this opportunity (15%).

Similarly, under the cost efficiency ratio element of the scorecard the Committee judged that no award could be made under this opportunity (15%). This was despite strong delivery of further sustainable cost savings. However, the Committee noted that the ratio remained above the target range of 48-52%, and further noted that a notable element of the underperformance related to continuing legal and regulatory fines and penalties and customer redress costs, none of which it could view for the time being as non-recurring.

 Non-financial (40% weighting - achieved 30%)

With regard to the execution of strategic priorities laid down by the Board, the Committee reviewed delivery under the programmes for restructuring and de-risking the Group's businesses. This included, inter alia, the implementation of Global Standards, plans to maintain product leadership and improve digital strategy and steps to enhance global business co-operation and integration. The Committee concluded that it would be an appropriate reflection of management achievement to award 80% of the available opportunity, namely 16%.

With regard to compliance and reputation (10%), minimising the long-term impact of regulatory and compliance issues on the Group's reputation remains a top priority and the Committee noted further progress made in 2013. The continuing work on restructuring the Global Compliance function, investment in greater compliance and financial crime resources and capabilities, the launch of the 'Driving a Values-led high performance culture' programme and continued strengthening of governance were all favourably assessed. Reflecting, however, that there was still much to deliver, the Committee concluded to make a 50% achievement against long-term goals, which resulted in a 5% award in the scorecard.

Brand equity (5%) scored 100% of the available opportunity as independent research recorded that the value of the HSBC brand had increased.  The Committee noted that HSBC had retained its status as one of the world's strongest banking brands, ranking second in The Brand Finance® Banking 500 2014 survey.
     In relation to the people aspect of long-term strategy delivery, the Committee looked,  inter alia, at progress made in talent development, succession planning and diversity. Recognising the continued progress, the Committee aw arded 80% of the available opportunity of 5%, which was 4%. This performance assessment resulted in an overall score of 60%.

Appendix I

Simplified organisation chart for regulatory purposes1

http://www.rns-pdf.londonstockexchange.com/rns/7387A_-2014-2-23.pdf

Appendix II

Risk management framework - risk types

Risks assessed via capital

Credit (including counterparty credit), market and operational risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group's holdings of debt and other securities.

Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the IRB foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty's PD, but estimates of EAD and LGD are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and IMM. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

Securitisation positions are held in both the trading and non-trading books. To calculate the credit risk capital requirements for securitisation positions in the non-trading book, Basel II specifies two approaches: standardised and IRB. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7% and 1,250%. When positions qualify for 1,250%, they are then not risk-weighted but deducted instead from capital.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the IAA for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the FSA.
Market risk is the risk that movements in market risk factors, including foreign exchange, commodity prices, interest rates, credit spread and equity prices will reduce our income or the value of our portfolios.

The market risk capital requirement is measured using internal market risk models, where approved by the FSA, or the FSA standard rules. Our internal market risk models comprise VAR, stressed VAR, IRC and correlation trading under the CRM.

Basel II includes capital requirements for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach, it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years' revenues. Finally, the advanced measurement approach uses banks' own statistical analysis and modelling of operational risk data to determine capital requirements.

We assess economic capital requirements for these risk types by utilising the embedded operational infrastructure used for the Pillar 1 capital calculation, together with an additional suite of models that take into account, in particular:

· the increased level of confidence required to meet our strategic goals (99.95%); and
· internal assessments of diversification of risks within our portfolios and, similarly, any concentrations of risk that arise.

       Non-trading book interest rate risk

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas, such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, such as current accounts.

The economic capital requirement for non-trading interest rate risk under Pillar 2 is measured by EVE sensitivity. EVE sensitivity considers all re-pricing mismatches assuming a run-off of the current balance sheet, and quantifies the larger loss in economic value of the Group's net asset position (including off balance sheet positions) under a +/- 200bps shock to interest rates.

      Risk management of insurance operations

We provide wealth and protection insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, but predominantly by RBWM and CMB, through our branches and direct channels worldwide.

The insurance contracts we sell relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, mostly in life insurance, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts as part of the underwriting profit, investment income and distribution commission are kept within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, UK, Hong Kong and Singapore). Our life insurance manufacturing entities in the US were disposed of during the year.

We continue to evolve the risk-based capital methodology used within our insurance businesses for risk and performance management. 2013 saw enhancements to movement analysis and further embedding into management decision making.

 Pension risk
Pension risk arises from the potential for a deficit to emerge in a defined-benefit pension plan. This risk is assessed using an economic capital model, using VAR methodology, which takes into account possible variations in the factors underlying such a deficit.

 Residual risk
Residual risk is, primarily, the risk that mitigation techniques prove less effective than expected. This category also includes risks from specific business events that give rise to exposures not deemed to be included in the major risk categories. We conduct economic capital assessments of such risks on a regular, forward-looking basis to ensure that their impact is adequately covered by our capital base.

 Structural foreign exchange risk
Structural foreign exchange risks arise from our net investments in subsidiaries, branches and associates, the functional currencies of which are other than the US dollar. Unrealised gains or losses due to revaluations of structural foreign exchange exposures are reflected in reserves, whereas other unrealised gains or losses arising from revaluations of foreign exchange positions are reflected in the income statement.

    Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of the individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to RWAs denominated in that currency is broadly equal to the capital ratio of the subsidiary in question. We evaluate residual structural foreign exchange exposures using an expected shortfall method. Details of our structural FX exposures are provided on page 237 of the Annual Report and Accounts 2013.
Risks not explicitly assessed via capital

 Liquidity risk
We use cash-flow stress testing as part of our control processes to assess liquidity risk. We do not manage liquidity through the explicit allocation of capital as, in common with standard industry practice, this is not considered to be an appropriate or adequate mechanism for managing these risks. However, we recognise that a strong capital base can help to mitigate liquidity risk both by providing a capital buffer to allow an entity to raise funds and deploy them in liquid positions, and by serving to reduce the credit risk taken by providers of funds to the Group.

Reputational risk
As a banking group, our good reputation depends upon the way in which we conduct our business, but it can also be affected by the way in which clients, to whom we provide financial services, conduct themselves. The safeguarding of our reputation is paramount and is the responsibility of all members of staff, supported by a global risk management structure, underpinned by relevant policies and practices, readily available guidance and regular training. Our continuing emphasis on values makes these more explicit, to ensure we meet the expectations of society, customers, regulators and investors.

Sustainability risk
Sustainability risks arise from the provision of financial services to companies or projects which run counter to the needs of sustainable development; in effect, this risk arises when the environmental and social effects outweigh economic benefits. Sustainability risk is implicitly covered for economic capital purposes in credit risk, where risks associated with lending to certain categories of customers and industries are embedded.

  Business risk
 The PRA specifies that banks, as part of their internal assessment of capital adequacy process, should review their exposure to business risk.

Business risk is the potential negative impact on profits and capital from the Group not meeting our strategic objectives, as a result of unforeseen changes in the business and regulatory environment, exposure to economic cycles and technological changes.
We manage and mitigate business risk through our business planning and stress testing processes, so that our business model and planned activities are resourced and capitalised consistent with the commercial, economic and risk environment in which the Group operates, and that any potential vulnerabilities of our business plans are identified at an early stage so that mitigating actions can be taken.

Dilution risk
Dilution risk is the risk that an amount receivable is reduced through cash or non-cash credit to the obligor, and arises mainly from factoring and invoice discounting transactions.

Where there is recourse to the seller, we treat these transactions as loans secured by the collateral of the debts purchased and do not report dilution risk for them. For our non recourse portfolio, we do not report any dilution risk as we obtain an indemnity from the seller which indemnifies us against this risk. Moreover, factoring transactions involve lending at a discount to the face-value of the receivables which provides protection against dilution risk.

Details of our management of these risks may be found on the following pages of the
Annual Report and Accounts 2013:
liquidity and funding 213, structural foreign exchange 237, reputational 260 and sustainability 263.

Appendix III

Supplementary Basel III disclosures
Composition of regulatory capital on a Basel III basis
	At 31 December 2013	CRR prescribed residual amount	Final CRD IV text
	US$m	US$m	US$m
CET1 capital: instruments and reserves

Capital instruments and the related share premium accounts .........................	19,145	-	19,145
Retained earnings .........................................................................................	126,008	-	126,008
Accumulated other comprehensive income (and other reserves) ...................	19,189	-	19,189
Minority interests (amount allowed in consolidated CET1) ..........................	3,644	-	3,644
Independently reviewed interim net profits net of any foreseeable charge or dividend1 ..............................................................................................	(285)	-	(285)

CET1 capital before regulatory adjustments .................................................	167,701	-	167,701

CET1 capital: regulatory adjustments....................................................	(35,187)	-	(35,187)

Additional value adjustments ........................................................................	(2,006)	-	(2,006)
Intangible assets (net of related deferred tax liability) ...................................	(24,899)	-	(24,899)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability) ...........................	(680)	-	(680)
Fair value reserves related to gains or losses on cash flow hedges ..................	121	-	121
Negative amounts resulting from the calculation of expected loss amounts ...	(5,976)	-	(5,976)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing ..........................................................................................	661	-	661
Defined-benefit pension fund assets ..............................................................	(1,731)	-	(1,731)
Direct and indirect holdings of own CET1 instruments .................................	(677)	-	(677)

Regulatory adjustments applied to CET1 in respect of amounts subject to pre-CRR treatment
Regulatory adjustments relating to unrealised gains and losses .......................	(1,281)	1,281	-
of which: reserves arising from revaluation of property ............................	(1,281)	1,281	-

Total regulatory adjustments to CET1 .........................................................	(36,468)	1,281	(35,187)

CET1 capital ...............................................................................................	131,233	1,281	132,514

Additional Tier 1 ('AT1') capital: instruments

Amount of qualifying items and the related share premium accounts subject to phase out from AT1 .................................................................................	10,594	(10,594)	-
Qualifying tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties ..........................................................	3,979	(3,614)	365
of which: instruments issued by subsidiaries subject to phase out ................	3,248	(3,248)	-

AT1 capital before regulatory adjustments ...................................................	14,573	(14,208)	365

Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Tier 2 capital during the transitional period.......................	(165)	165	-
Regulatory adjustments to AT1 capital .........................................................	(165)	165	-

AT1 capital .................................................................................................	14,408	(14,043)	365

Tier 1 capital (T1 = CET1 + AT1)............................................................	145,641	(12,762)	132,879

	At 31 December 2013	CRR prescribed residual amount	Final CRD IV text
	US$m	US$m	US$m
Tier 2 ('T2') capital: instruments and provisions

Capital instruments and the related share premium accounts .........................	11,729	-	11,729
Amount of qualifying items and the related share premium accounts subject to phase out from T2 ....................................................................................	7,593	(7,593)	-
Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties .....................................................	16,464	(16,033)	431
of which: instruments issued by subsidiaries subject to phase out ................	16,377	(16,377)	-

T2 capital before regulatory adjustments ......................................................	35,786	(23,626)	12,160

      Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)
       (negative...................................................................................................

amount) ....................................................................................................	(248)	(165)	(413)
Regulatory adjustments to AT1 capital .........................................................	(248)	(165)	(413)

T2 capital....................................................................................................	35,538	(23,791)	11,747

Total capital (TC = T1 + T2)......................................................................	181,179	(36,553)	144,626

1 Following regulatory guidance, the prospective fourth interim dividend, net of projected scrip, has been deducted from the fourth interim profits.

Capital table: basis of preparation

This disclosure has been produced to meet a regulatory requirement set out in a letter to major UK banks in October 2012 from the FSA. Banks were asked to provide detailed estimates of the composition of their regulatory capital calculated under the draft CRD IV rules on a first-year transitional basis, i.e. applying the draft CRD IV rules to the balance sheet position at 31 December 2012 as if banks were at the start of year 1 of the transition period.

The disclosure was required in the format prescribed in Annex VI 'Transitional Own Funds disclosure template' to the EBA consultation paper 'Draft Implementing Technical Standards on Disclosure for Own Funds by Institutions' (EBA/CP/2012/04 of 7 June 2012).

At 31 December 2012, our disclosures were based on the July 2011 draft version of the CRD IV text and followed the transitional assumptions detailed in the supplementary guidance 'CRD IV transitional provisions on capital resources', published by the FSA on 26 October 2012.

In January 2014, the PRA issued a letter requiring major UK banks to continue the disclosure of capital resources on a transitional basis following the same format but using the final CRD IV rules published in June 2013 and the final PRA rules in Policy Statement PS 7/13, which transposed the various areas of national discretion within the final CRD IV legislation into UK law.

Where appropriate, additional line items have been included to accommodate certain amounts not captured by the template. For completeness, we have also included a third column and provided additional information in the second column, in order to facilitate the reading of the end-point (full impact) capital resources position which results from adding the two columns together.

The basis of preparation of the various items is consistent with that used for our other disclosures in this document in the calculation of our estimated position under Basel III/CRD IV rules.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA did not adopt most of these transitional provisions, thereby opting for acceleration of the CRD IV end point definition of CET1. Notwithstanding this, the transitional provisions for unrealised gains have been applied, whereby unrealised gains on investment property can only be recognised in CET1 capital from 1 January 2015. This basis differs from the one used for 31 December 2012, where, following the FSA's instructions, we had assumed most of the items would benefit from a gradual implementation following the minimum phasing-in percentages contemplated in the CRD IV legislation.

For tier 1 and tier 2 capital, the PRA followed the CRD IV timing of the transitional provisions for applying the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at levels increasing 20% each year from 1 January 2014 to 1 January 2018.

It should be noted that during the CRD IV transitional period, the residual amounts of items not yet subject to the new rules in full would receive the capital treatment prescribed under the CRD IV transitional provisions.

Non CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

At the time of writing, although we have final CRD IV rules, there remain many technical standards and guidelines still to be issued by the EBA in draft form for consultation or pending publication in 2014. These require adoption by the European Commission to come legally into force. This provides further uncertainty as to the precise capital requirements under CRD IV. We have not incorporated the impact of those draft standards in our estimates.

Moreover, as the transposition of the CRD IV rules in the UK was only published in late December 2013, we are still in the process of upgrading our models and systems used to calculate capital numbers in a CRD IV environment and, as a consequence, these are subject to change. For further information on the basis of preparation of CRD IV end point regulatory capital, refer to page 324 of the Annual Report and Accounts 2013.

Leverage ratio: basis of preparation

The estimated tier 1 capital figure is based on an 'end point Basel III' definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013. For further information on the basis of preparation of this, see page 324 of the Annual Report and Accounts 2013. We also disclose, for comparison purposes, an estimated leverage ratio which includes, in our tier 1 capital, instruments that will be ineligible for inclusion after the Basel III transitional period has fully elapsed.

The total exposures are calculated according to the December 2010 Basel III rules text, the instructions for the Basel III July 2012 Quantitative Impact Study, its related Frequently Asked Questions and the PRA's guidance on the methodologies used there. They are based on financial accounting rules for on- and off-balance exposures, adjusted as follows:

·     the scope of netting for derivatives and SFTs is extended to all scenarios where we would recognise a netting agreement for Basel II regulatory purposes, except for cross-product netting which is not permitted. For SFTs, only cash payables and receivables are netted and not securities provided or received;

· the inclusion of potential future exposure add-ons for both OTC and exchange-traded derivatives;
· off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included;
· the exclusion of items deducted from the calculation of end-point tier 1 capital; and
· for investments in banking associates that are equity accounted in the financial accounting consolidation but proportionally consolidated for regulatory purposes, the accounting treatment is used.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee's final proposals on the Basel III leverage ratio.

Appendix IV

References to Annual Report and Accounts 2013

This document includes a number of references to the Annual Report and Accounts 2013 on subjects where additional information may be found, as follows:
Page in this document		Page(s) in ARA
5	HSBC's implementation of EDTF recommendations...............................................................	131
8	RWA flow analysis ..................................................................................................................	302 and 303
9	Basis of consolidation for financial accounting purposes ..........................................................	430
12	The use of SPEs in the Group's securitisation programme .......................................................	550
14	Our approach to capital management ......................................................................................	319
14	A table of the movement in total regulatory capital during the year to 31 December 2013......	304
14	Main features of capital securities issued by the Group .............................................................	528, 529, 544 and 545
16	The Group's risk profile arising from the business activities of our global businesses ................	37
23	The Group's stress testing activities, areas of special interest and top and emerging risks ........	139, 147 and 141
24,26	Basis of preparation of the estimated effect of the CRD IV end point applied to the 31 December 2013 position .................................................................................................	324
29	Further details on the five main elements underpinning our risk culture ...................................	39
29	Risk governance structure and approach to risk appetite .........................................................	353 and 355
29	The risk appetite framework ...................................................................................................	354
31	Credit responsibilities of Global Risk ........................................................................................	266
44	Details of the Group's approach to credit quality classification ................................................	267
64	Details of the Group's impaired loans and advances, past due but not impaired assets and impairment allowances and charges ......................................................................................	172
64	Our approach for determining impairment allowances .............................................................	434
65	Collateral held over Residential and Commercial Real Estate properties ..................................	179
65	Information on CDS mitigants ................................................................................................	179
67	Information on credit risk mitigation ......................................................................................	178
70	Details of our estimated CVA risk capital charge .....................................................................	327
70	Credit derivative transactions ..................................................................................................	501
71	Net derivative credit exposure .................................................................................................	499
71	Derivatives offset in the 'Maximum Exposure to Credit Risk' table ..........................................	159
77	Entities used in securitisations .................................................................................................	550
77	Assessing control over SPEs ....................................................................................................	430
82	Further information on market risk .........................................................................................	230
82	Further information on VaR back-testing ................................................................................	233
85	Compliance and legal risks .......................................................................................................	37 and 554
85	Information on the possible historical mis-selling of PPI and interest rate protection products in the UK ................................................................................................................................	526
85	Further details relating to risk mitigating actions......................................................................	247
85	Operational risk - the 'Three lines of defence' model and our ORMF .....................................	244
87	The Group's monitoring of the sensitivity of projected net interest income under varying interest rate scenarios ..........................................................................................................	240
88	Accounting policy for AFS equity investments and valuation of financial instruments .............	439 and 433
88	Valuation techniques applied to private equity .........................................................................	487
94	Comparator group companies used for benchmarking of base salaries.......................................	388
100	Structural foreign exchange exposures .....................................................................................	237
100	Liquidity and funding, structural foreign exchange, reputational and sustainability risk .............	213, 237, 260, 263
103	Further information on the basis of preparation of CRD IV end point regulatory capital .........	324
103	Basis of preparation for estimated tier 1 capital figure based on an 'end point Basel III' definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013..........................................................................................................	324

Appendix V
Abbreviations
Abbreviation	Brief description
A
ABS1	Asset-backed security
AFS1	Available for sale
AMA	Advanced Measurement Approach
AT1 capital	Additional Tier 1 capital
B
Basel Committee	Basel Committee on Banking Supervision
BIPRU	Prudential Sourcebook for Banks, Building Societies and Investment Firms
BoCom	Bank of Communications Co., Limited, one of China's largest banks
C
CCB	Counter-cyclical capital buffer
CCP	Central counterparty
CCF1	Credit conversion factor
CCR1	Counterparty credit risk
CCAR1	Comprehensive Capital Analysis and Review
CDS1	Credit default swap
CET11	Common equity tier 1
CML	Consumer and Mortgage Lending (US)
CPB 1	Capital planning buffer
CRD1	Capital Requirements Directive
CRE1	Commercial real estate
CRM1	Comprehensive risk measure
CRR1	Customer risk rating
CSA1	Credit Support Annex
CVA1	Credit valuation adjustment
E
EAD1	Exposure at default
EBA	European Banking Authority
ECAI1	External Credit Assessment Institutions
EDTF	Enhanced Disclosure Task Force
EEA	European Economic Area
EL1	Expected loss
EU	European Union
EVE1	Economic value of equity
F
FCA1	Financial Conduct Authority (UK)
FCCM1	Financial collateral comprehensive method
Fitch	Fitch Group
FPC1	Financial Policy Committee (UK)
G
GB&M	Global Banking and Markets, a global business
GCRO	Group Chief Risk Officer.
GENPRU	The PRA's rules, as set out in the General Prudential Sourcebook.
GMB	Group Management Board
GPB	Global Private Banking, a global business
GPSP	Group Performance Share Plan
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB1	Global systemically important bank
GSE1	Government-sponsored enterprises
H
HBUS	HSBC Bank USA NA
HNAH	HSBC North America Holdings Inc.
Hong Kong	The Hong Kong Special Administrative Region of the People's Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings

Abbreviation	Brief description
I
IAA 1	Internal Assessment Approach
ICAAP 1	Internal Capital Adequacy Assessment Process
IFRSs	International Financial Reporting Standards
IMM 1	Internal Model Method
IRB 1	Internal ratings-based approach
IRC1	Incremental risk charge
ISDA	International Swaps and Derivatives Association
L
LGD1	Loss given default
Libor	London Interbank Offer Rate
M
MENA	Middle East and North Africa
MOC	Model Oversight Committee
Moody's	Moody's Investor Service
O
OIS	Overnight Index Swap
ORMF	Operational risk management framework
OTC1	Over-the-counter
P
PD1	Probability of default
PIT1	Point-in-time
PPI	Payment protection insurance product
PRA1	Prudential Regulation Authority (UK)
PVA1	Prudent valuation adjustment
PVIF	Present value of in-force long-term insurance business
R
RBM1	Ratings Based Method
Retail IRB1	Retail Internal Ratings Based approach
RMM	Risk Management Meeting
RNIV	Risks not in VaR
RTS	Regulatory Technical Standard
RWA1	Risk-weighted asset
S
S&P	Standard and Poor's rating agency
SFM1	Supervisory Formula Method
SFT1	Securities Financing Transactions
SIC	Securities Investment Conduit
SME	Small and medium-sized enterprise
SPE1	Special Purpose Entity
STD1	Standardised approach
T
TTC 1	Through-the-cycle
T2 capital	Tier 2 capital
U
UK	United Kingdom
US$	United States dollar
US	United States of America
V
VaR1	Value at risk

1 Full definition included in Glossary on page 107.

Appendix VI
Glossary
Term	Definition
A
Additional value adjustment	See 'Prudent valuation adjustment'.
Arrears
Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities ('ABS's)
Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

Available-for-sale ('AFS') financial assets
Those non-derivative financial assets that are designated as available for sale or are not classified as a) loans and receivables b) held-to-maturity investments or c) financial assets at fair value through profit or loss.

B
Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.
Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the 'International Convergence of Capital Measurement and Capital Standards'.
Basel 2.5	The update to Basel II including changes to capital and disclosure requirements for securitisation and market risk, which took effect in December 2011.
Basel III
In December 2010, the Basel Committee issued 'Basel III rules: a global regulatory framework for more resilient banks and banking systems' and 'International framework for liquidity risk measurement, standards and monitoring'. Together these documents present the Basel Committee's reforms to strengthen global capital and liquidity rules with the goal of promoting a more resilient banking sector. In June 2011, the Basel Committee issued a revision to the former document setting out the finalised capital treatment for counterparty credit risk in bilateral trades. The Basel III requirements will be phased in with full implementation by 1 January 2019.

Basis risk
The risk that prices of offsetting financial instruments in a hedging strategy will not move in entirely opposite directions from each other. There is therefore a risk that the imperfect correlation between the instruments used for the hedging strategy produces an overall gain or loss.

BIPRU	Prudential sourcebook for Banks, Building Societies and Investment Firms
C
Capital conservation buffer
A capital buffer, prescribed by regulators under Basel III, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank's capital levels fall within the capital conservation buffer range, capital distributions will be constrained by the regulators.

Capital planning buffer ('CPB')
A capital buffer, prescribed by the PRA under Basel II, and designed to ensure banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred. Should a bank's capital levels fall within the capital planning buffer range, a period of heightened regulatory interaction would be triggered.

Capital required	Capital required represents the Pillar 1 capital charge calculated at 8% of RWAs.
Capital requirements directive ('CRD')
A capital adequacy legislative package issued by the European Commission and adopted by EU member states. The first CRD legislative package gave effect to the Basel II proposals in the EU and came into force on 20 July 2006. CRD II, which came into force on 31 December 2010, subsequently updated the requirements for capital instruments, large exposure, liquidity risk and securitisation. A further CRD III amendment updated market risk capital and additional securitisation requirements and came into force on 31 December 2011.
CRD IV package comprises a recast Capital Requirements Directive and a new Capital Requirements Regulation. The package implements the Basel III capital proposals together with transitional arrangements for some of its requirements. CRD IV proposals came into force on 1 January 2014.

Capital resources	Capital held on balance sheet that is eligible to satisfy capital requirements.

Term	Definition
Code Staff
Senior management, risk takers, staff engaged in control functions, and any employee whose total remuneration takes them into the same remuneration bracket as senior management and risk takers and whose professional activities have a material impact on the firm's risk profile.

Commercial paper ('CP')
An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.
Common equity tier 1 capital ('CET1')
The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

CET 1 ratio	A Basel III measure, of CET 1 capital expressed as percentage of total risk exposure amount.
Comprehensive Capital Analysis and Review ('CCAR')
The Comprehensive Capital Analysis and Review (CCAR) is an annual exercise by the Federal Reserve to ensure that institutions have robust, forward-looking capital planning processes that account for their unique risks and sufficient capital to continue operations throughout times of economic and financial stress.

Comprehensive risk measure ('CRM')
The comprehensive risk measure model covers all positions that are part of the correlation trading portfolio. Comprehensive risk measure covers all price risks including spread, default and migration. Like incremental risk charge, it is calibrated to a 99.9 percentile loss and a one-year capital horizon to generate a capital add-on to VAR.

Conduits
HSBC sponsors and manages multi-seller conduits and SICs. The multi-seller conduits hold interests in diversified pools of third-party assets such as vehicle loans, trade receivables and credit card receivables funded through the issuance of short-dated commercial paper and supported by a liquidity facility. The SICs hold predominantly asset-backed securities referencing such items as commercial and residential mortgages, vehicle loans and credit card receivables funded through the issuance of both long-term and short-term debt.

Consumer and Mortgage Lending ('CML')
In the US, the CML portfolio consists of our Consumer Lending and Mortgage Services businesses, which are in run-off.
The Consumer Lending business offered secured and unsecured loan products, such as first and second lien mortgage loans, open-ended home equity loans and personal non-credit card loans through branch locations and direct mail. The majority of the mortgage lending products were for refinancing and debt consolidation rather than home purchases. In the first quarter of 2009, we discontinued all originations by our Consumer Lending business.
Prior to the first quarter of 2007, when we ceased loan purchase activity, the Mortgage Services business purchased non-conforming first and second lien real estate secured loans from unaffiliated third parties. The business also included the operations of Decision One Mortgage Company ('Decision One'), which historically originated mortgage loans sourced by independent mortgage brokers and sold these to secondary market purchasers. Decision One ceased originations in September 2007.

Core tier 1 capital
The highest quality form of regulatory capital under Basel II that comprises total shareholders' equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Core tier 1 ratio	A Basel II measure, of core tier 1 capital expressed as a percentage of the total risk-weighted assets.
Countercyclical capital buffer ('CCB')
A capital buffer, prescribed by regulators under Basel III, which aims to ensure that capital requirements take account of the macro-financial environment in which banks operate. This will provide the banking sector with additional capital to protect it against potential future losses, when excess credit growth in the financial system as a whole is associated with an increase in system-wide risk.

Counterparty credit risk ('CCR')	Counterparty credit risk, in both the trading and non-trading books, is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction.
CRD III	See 'Capital requirements directive'.
CRD IV	See 'Capital requirements directive'.
Credit Conversion Factor ('CCF')	CCFs are used in determining the EAD in relation to credit risk exposures. The CCF is an estimate of the proportion of undrawn commitments expected to have been drawn down at the point of default.
Credit default swap ('CDS')
A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.

Term	Definition
Credit quality step	A step in the PRA credit quality assessment scale which is based on the credit ratings of ECAIs. It is used to assign risk weights under the standardised approach.
Credit risk
Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantees and credit protection.
Credit spread option	A derivative that transfers risk from one party to another. The buyer pays an initial premium in exchange for potential cash flows if the credit spread changes from its current level.
Credit Support Annex ('CSA')	A legal document that regulates credit support (collateral) for OTC derivative transactions between two parties.
Customer risk rating ('CRR')	An internal scale of 23 grades measuring obligor PD.
CVA risk capital charge	A capital charge under CRD IV to cover the risk of mark-to-market losses on expected counterparty risk to derivatives.
D
Debit valuation adjustment ('DVA')	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk.
Debt securities	Financial assets on the Group's balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.
Delinquency	See 'Arrears'.
E
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed.
Economic Value of Equity ('EVE')	Considers all re-pricing mismatches in the current balance sheet and calculates the change in market value that would result from a set of defined interest rate shocks.
Equity risk	The risk arising from positions, either long or short, in equities or equity-based instruments, which create exposure to a change in the market price of the equities or equity instruments.
Expected loss ('EL')
A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the PD (a percentage) by the EAD (an amount) and LGD (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.
Exposure at default ('EAD')
The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

Exposure value	Exposure at default.
External Credit Assessment Institutions ('ECAI')	ECAIs include external credit rating agencies such as Standard & Poor's, Moody's and Fitch.
F
Fair value	Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial collateral comprehensive method
This method applies a volatility adjustment (or 'haircut') to the value of the collateral to allow for the fact that the collateral taken may fall in value when it comes to taking control of the collateral and selling it. This adjusted collateral value is then subtracted from the exposure to create an 'adjusted exposure'. Firms on the standardised approach will then apply the risk weight of the borrower to the adjusted exposure value, while firms using foundation IRB make a formulaic adjustment to the LGD number which has a similar effect. To calculate these 'haircuts', the firm can use either a table of supervisory numbers or its own numbers if it meets certain requirements.

Financial Conduct Authority ('FCA')
The Financial Conduct Authority regulates the conduct of financial firms and, for certain firms, prudential standards in the UK. It has a strategic objective to ensure that the relevant markets function well.

Financial Policy Committee ('FPC')
The Financial Policy Committee, at the Bank of England, is charged with a primary objective of identifying, monitoring and taking action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC has a secondary objective to support the economic policy of the UK Government.

Firm Data Submission Framework
A comprehensive framework for the submission of the data by banks to the PRA for the purpose of conducting stress tests. Over the past two years it has been designed and implemented by the PRA (and before that the FSA) in collaboration with a number of large UK banks.

Term	Definition
G
Global Systemically Important Bank ('G-SIB')
In parallel with the Basel III proposals, the Basel Committee issued in July 2011 a consultative document: 'Global systemically important banks: assessment methodology and the additional loss absorbency requirement', and in November 2011, its first rules on G-SIBs. The Financial Stability Board ('FSB') periodically issues the list of G-SIBs, which currently includes HSBC and 28 other major banks from around the world and is re-assessed through annual re-scoring of the individual banks and a triennial review of the methodology.

The requirements, initially for those banks identified in November 2014 as G-SIBs, will be phased in from 1 January 2016, becoming fully effective on 1 January 2019. National regulators have discretion to introduce higher thresholds than the minima. In November 2013, the FSB published a revised list of G-SIBs and their current assessment of the appropriate capital charge. HSBC was assigned an add-on of 2.5%.

Government-sponsored enterprises ('GSEs')
A group of financial services enterprises created by the US Congress to reduce the cost of capital for certain borrowing sectors of the economy, and to make them more efficient and transparent. Examples in the residential mortgage borrowing segment are Freddie Mac and Fannie Mae. GSEs carry the implicit backing, but are not direct obligations, of the US Government.

H
Haircut
A discount applied by management when determining the amount at which an asset can be realised. The discount takes into account the method of realisation including the extent to which an active market for the asset exists.
With respect to credit risk mitigation, a downward adjustment to collateral value to reflect any currency or maturity mismatches between the credit risk mitigant and the underlying exposure to which it is being applied. Also a valuation adjustment to reflect any fall in value between the date the collateral was called and the date of liquidation or enforcement.

Held-to-maturity	An accounting classification for investments acquired with the intention and ability of being held until they mature.
I
Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.
Impairment allowances	Management's best estimate of losses incurred in the loan portfolios at the balance sheet date.
Impairment charge
Impairment charges represent a movement in the impairment allowance balance during the year, reflecting loss events which occurred during the financial year and changes in estimates of losses arising on events which occurred prior to the current year.

Incremental risk charge ('IRC')
The IRC model captures the potential distribution of profit and loss due to default and migration for a portfolio of credit positions. For credit positions held on the trading book, and subject to specific interest rate risk VAR for regulatory capital, an IRC based on the 99.9th percentile of the IRC distribution, over a one-year capital horizon, is used as a capital add-on to VAR.

Institutions
Under the standardised approach, Institutions comprise credit institutions or investment firms. Under the IRB approach, Institutions also include regional governments and local authorities, public sector entities and multilateral development banks.

Insurance risk
A risk, other than financial risk, transferred from the holder of a contract to the insurance provider.
The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Interest rate risk ('IRR')	Exposure to adverse movements in interest rates. Accepting this risk is a normal part of banking and can be an important source of profitability and shareholder value.
Internal Assessment Approach ('IAA')
One of three calculation methods defined under the IRB approach to securitisations. The IAA is limited to exposures arising from asset-backed commercial paper programmes, mainly related to liquidity facilities and credit enhancement. Eligible ECAI rating methodology is applied to each asset class in order to derive the equivalent rating level for each transaction. This methodology is verified by the internal Credit function as part of the approval process for each new transaction. The performance of each underlying asset portfolio is monitored to confirm that the applicable equivalent rating level still applies and is independently verified.

Term	Definition
Internal Capital Adequacy Assessment Process ('ICAAP')	The Group's own assessment of the levels of capital that it needs to hold through an e xamination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method ('IMM')	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Internal ratings-based approach ('IRB')	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders, adjusted for certain reserves and goodwill previously amortised or written off.
IRB advanced approach ('AIRB')	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach ('FIRB')	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA	International Swaps and Derivatives Association.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella contract under which bilateral derivatives contracts are entered into.
L
Leverage ratio
A measure, prescribed by regulators under Basel III, which is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and should generally follow the accounting measure of exposure. This supplementary measure to the risk-based capital requirements is intended to constrain the build-up of excess leverage in the banking sector.

Liquidity risk
The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loss given default ('LGD')	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.
M
Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce income or portfolio values.
Mark-to-market approach	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Minimum capital requirement	The minimum amount of regulatory capital that a financial institution must hold to meet the Pillar 1 requirements for credit, market and operational risk. Also see 'capital required'.
Model validation
The process of assessing how well a credit risk model performs using a predefined set of criteria including the discriminatory power of the model, the appropriateness of the inputs, and expert opinion.

Multilateral Development Bank
An institution created by a group of countries to provide financing for the purpose of development. Under the standardised approach to credit risk, eligible multilateral development banks attract a zero per cent risk weight.

N
Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
O
Obligor grade
Obligor grades, summarising a more granular underlying counterparty risk rating scale for estimates of PD, are defined as follows:
·  'Minimal Default Risk': The strongest credit risk, with a negligible PD.
·  'Low Default Risk': A strong credit risk, with a low PD.
·  'Satisfactory Default Risk': A good credit risk, with a satisfactory PD.
·  'Fair Default Risk': The risk of default remains fair, but identified weaknesses may warrant more regular monitoring.
·  'Moderate Default Risk': The overall position will not be causing any immediate concern, but more regular monitoring will be necessary as a result of sensitivities to external events that give rise to the possibility of risk of default increasing.

Term	Definition
Obligor grade
·  'Significant Default Risk': Performance may be limited by one or more troublesome aspects, known deterioration, or the prospect of worsening financial status. More regular monitoring required.
·  'High Default Risk': Continued deterioration in financial status, that requires frequent monitoring and ongoing assessment. The PD is of concern but the borrower currently has the capacity to meet its financial commitments.
· 'Special Management': The PD is of increasing concern and the borrower's capacity to fully meet its financial commitments is becoming increasingly less likely.
·  'Default': A default is considered to have occurred with regard to a particular obligor when either or both of the following events has taken place: the Group considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Group to actions such as realising security; or the obligor is past due more than 90 days, (90 days to 180 days for retail), on any material credit obligation to the Group.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risk.
Over-the-counter ('OTC')	A bilateral transaction (e.g. derivatives) that is not exchange traded and that is valued using valuation models.
P
Past due items
'Past due items' is an exposure class under the standardised approach to credit risk. A financial asset falls into this exposure class once it is more than 90 days past due. A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1	Minimum capital requirements - the part of the Basel Accord setting out the calculation of regulatory capital for credit, market, and operational risk.
Pillar 2
The supervisory review process - the part of the Basel Accord which sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3
Market discipline - the part of the Basel Accord, which sets out the disclosure requirements for banks to publish certain details of their risks, capital and risk management, with the aim of strengthening market discipline.

Point-in-time ('PIT')
Estimates of PD (or other measures) generally covering a short time horizon (usually a 12-month period) and that are sensitive to changes in the economic cycle. This differs from a TTC basis which uses long run average economic and risk data to reduce such sensitivity.

Potential Future Exposure ('PFE')	The potential future credit exposure on derivatives contracts, calculated using the mark-to-market approach.
Prudential Regulation Authority ('PRA')	The Prudential Regulation Authority in the UK is responsible for prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms.
PRA Standard rules	The method prescribed by the PRA for calculating market risk capital requirements in the absence of VAR model approval.
Present value of in-force long-term insurance business ('PVIF')
An asset representing the present value of the equity holders' interest in the issuing insurance companies' profits, expected to emerge from long-term insurance business or long-term investment contracts with discretionary participating features ('DPF'), written at the balance sheet date.

Private equity investments
Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in its delisting.

Probability of default ('PD')	The probability that an obligor will default within one year.
Prudent Valuation Adjustment ('PVA')
A deduction from common equity tier 1 capital where the prudent value of trading assets or other financial assets measured at fair value is materially lower than the fair value recognised in the financial statements.

Q
Qualifying revolving retail exposures	Retail IRB exposures that are revolving, unsecured, and, to the extent they are not drawn, immediately and unconditionally cancellable, such as credit cards.
R
Ratings Based Method ('RBM')
One of three calculation methods defined under the IRB approach to securitisations. The approach uses risk weightings based on ECAI ratings, the granularity of the underlying pool and the seniority of the position and whether it is a re-securitisation.

Term	Definition
Reference PD
HSBC's master CRR scale has been constructed using a set of PD points, falling at regular intervals along an exponential PD curve and determining the boundaries of 23 CRR bands. Reference PDs have been determined, which for most bands fall mid-way between that band's boundary PD points. The determination of the bands and corresponding reference PDs takes into account the need to avoid concentration in any one band, and to ensure effective mapping to risk management portfolio quality scales.

Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.
Repo/reverse repo (or sale and repurchase agreement)
A short-term funding agreement that allows a borrower to create a collateralised loan by selling a financial asset to a lender. As part of the agreement the borrower commits to repurchase the security at a date in the future repaying the proceeds of the loan. For the party on the other end of the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or a reverse repo.

Re-securitisation	A securitisation of a securitisation exposure, where the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitisation exposure.
Residential Mortgaged Backed Securities ('RMBSs')	A type of security whose cash flows come from residential debt such as mortgages, home-equity loans and subprime mortgages.
Residual maturity	The period outstanding from the reporting date to the maturity or end date of an exposure.
Restricted Shares
Awards that define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment. The shares to which the employee becomes entitled may be subject to retention requirement.

Retail Internal Ratings Based ('Retail IRB') approach	Retail exposures that are treated under the IRB approach.
Return on equity	Profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders' equity.
Risk appetite	The aggregate level and types of risk a firm is willing to assume within its risk capacity to achieve its strategic objectives and business plan.
Risk-weighted assets ('RWAs')	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure value in accordance with the applicable Standardised or IRB approach rules.
RMM	Risk Management Meeting of the GMB.
Run-off portfolios
Legacy credit in GB&M, the US CML portfolio and other US run-off portfolios, including the treasury services related to the US CML businesses and commercial operations in run-off. Origination of new business in the run-off portfolios has been discontinued and balances are being managed down through attrition and sale.

RWA density
The average risk weight, expressed as a percentage of RWAs divided by exposure value, based on those RWA and exposure value numbers before they are rounded to the nearest US$0.1bn for presentation purposes.

S
Securitisation
A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Securitisation position	Securitisation position means an exposure to a securitisation.
Securities Financing Transactions ('SFT')	The act of loaning a stock, derivative, or other security to an investor or firm.
Significant Influence Function	PRA registered role, recognised as being a control function role.
Six filters
An internal measure designed to improve capital deployment across the Group. Five of the filters examine the strategic relevance of each business in each country, in terms of connectivity and economic development, and the current returns, in terms of profitability, cost efficiency and liquidity. The sixth filter requires adherence to global risk standards.

Sovereign exposures	Exposures to governments, ministries, departments of governments, embassies, consulates and exposures on account of cash balances and deposits with central banks.
Specialised lending exposure
Specialisedlending exposures are defined by the PRA as exposures to an entity which was created specifically to finance and/or operate physical assets, where the contractual arrangements give the lender a substantial degree of control over the assets and the income that they generate and the primary source of repayment of the obligation is the income generated by the assets being financed, rather than the independent capacity of a broader commercial enterprise.

Term	Definition
Specific issuer risk	Specific issuer (credit spread) risk arises from a change in the value of debt instruments due to a perceived change in the credit quality of the issuer or underlying assets.
Standardised approach ('STD')
In relation to credit risk, a method for calculating credit risk capital requirements using ECAI ratings and supervisory risk weights.
In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Stressed VaR	A market risk measure based on potential market movements for a continuous one-year period of stress for a trading portfolio.
Special Purpose Entity ('SPE')
A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the SPE and its activities are intended to isolate its obligations from those of the originator and the holders of the beneficial interests in the securitisation.

Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.
Supervisory Formula Method ('SFM')
An alternative Ratings Based Method to be used primarily on sponsored securitisations. It is used to calculate the capital requirements of exposures to a securitisation as a function of the collateral pool and contractual properties of the tranche or tranches retained.

Supervisory slotting approach
A method for calculating capital requirements for Specialised lending exposures where the internal rating of the obligor is mapped to one of five supervisory categories, each associated with a specific supervisory risk weight.

T
Through-the-cycle ('TTC')	A rating methodology which seeks to take cyclical volatility out of the estimation of default risk by assessing a borrower's performance over the business cycle.
Tier 1 capital
A component of regulatory capital, comprising core tier 1 capital and other tier 1 capital. Other tier 1 capital includes qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities.

Tier 1 capital ratio	The ratio expresses tier 1 capital as a percentage of risk-weighted assets.
Tier 2 capital
A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Total return swap
A credit derivative transaction that swaps the total return on a financial instrument (cash flows and capital gains and losses), for a guaranteed interest rate, such as an inter-bank rate, plus a margin.

Trading book
Positions in financial instruments and commodities held either with intent to trade or in order to hedge other elements of the trading book. To be eligible for trading book capital treatment, financial instruments must either be free of any restrictive covenants on their tradability or able to be hedged completely.

V
Value at risk ('VaR')
A measure of the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

W
Write-down/write-off
When a financial asset is written down or written off, a customer balance is partially or fully removed, respectively, from the balance sheet. Loans (and related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Wrong-way risk	An adverse correlation between the counterparty's PD and the mark-to-market value of the underlying transaction.

Appendix VII

Contacts

London
Media enquiries to:
Heidi Ashley
Telephone:
+44 (0)20 7992 2045

Investor relations enquiries to:
Guy Lewis
Telephone: +44 (0)20 7992 1938

Rebecca Self
Telephone: +44 (0)20 7991 3643

Hong Kong
Media enquiries to:
Malcolm Wallis
Telephone: +852 2822 1268

Gareth Hewett
Telephone: +852 2822 4929

Investor relations enquiries to:
Hugh Pye
Telephone: +852 2822 4908

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014